SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)

Mcrae Industries Inc Class A

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Name of Issuer

Common Stock

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Title Class of Securities

582757209

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Cusip Number

Check the following line if a fee is being paid with this statement: ----------

1. Name of Reporting Person/IRS Identification Number:

Branch Banking and Trust Company

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56-0939887

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2. Check the appropriate line if a Member of Group

A. N/A

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B. N/A

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3. SEC use only:

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4. Citizenship or place of organization: State of North Carolina

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Number of 5. Sole voting power: 148,037

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shares bene-

ficially 6. Shared voting power: -0-

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owned by

each report- 7. Sole dispositive power: -0-

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person

with: 8. Shared dispostive power: -0- -----------------------

9. Aggregate amount beneficially owned by each reporting person: 148,037 -------------

10. Check if the aggregate amount in Row 9 excludes certain shares: N/A

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11. Percent of class represented by amount in Row 9: 7.203747%

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12. Type of reporting person: BANK

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* Voting authority is assumed by all Co-Fiduciaries due to conflict of interest rule.


Item 1(a) Name of Issuer: Mcrae Industries Inc Class A

Item 1(b) Address of Issuer's N/A

principal executive offices:

Item 2(a) Name of person filing: Branch Banking and Trust Company

Item 2(b) Address of principal 223 West Nash Street

business office: Wilson, North Carolina 27893

Item 2(c) Citizenship: State of North Carolina

Item 2(d) Title of class of securities: Common stock

Item 2(e) CUSIP Number: 582757209

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),

check whether the person filing is a:

(a) Broker or dealer registered under

---------- Section 15 of the Act

(b) X Bank as defined in Section 3(a) (6) of the Act

----------

(c) Insurance company as defined in Section 3(a)

---------- (19) of the Act

(d) Investment company registered under Section 8

---------- of the Investment Company Act

(e) Investment adviser registered under Section 203

---------- of the Investment Advisers Act of 194

(f) Employee Benefit Plan, Pension Fund which is

---------- subject to the provisions of the Employee

Retirement Income Security Act of 1974 or

Endowment Fund; see Section 240.13d-a(b)

(1) (ii)(F)

(g) Parent Holding Company, in accordance with

---------- Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

(h) Group, in accordance with Section 240.13d-1(b)

---------- (1) (ii) (H)

Item 4 Ownership:

If the percent of the class owned, as of December 31 of the year covered by the statement or as of the last day of any month described in Rule

13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount beneficially owned: 148,037

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(b) Percent of class: 7.203747%

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Item 4 Ownership (cont.):

(c) Number of shares which such person has:

(i) sole power to vote or to direct the vote: 148,037

------------

(ii) shared power to vote or to direct the vote: -0-

----------

(iii) sole power to dispose or to direct the

disposition of: -0-

----------

(iv) shared power to dispose or to direct

the disposition of: -0-

----------

Item 5 Ownership of five percent or less of a class: N/A

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Item 6 Ownership of more than five percent on behalf

of another person: N/A

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Item 7 Identification and classification of the

subsidiary which acquired the Security being

reported on by the parent holding company: N/A

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Item 8 Identification and classification of members

of the group: N/A

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Item 9 Notice of dissolution of group: N/A

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Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect or changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.

Branch Banking and Trust Company

December 31, 2013

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Date

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Signature

Roger Lieber

Senior Vice President

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Name/Title